Exhibit 12(b)

General Electric Company

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months
ended
September 30,
2011
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$14,723
Plus:
Interest and other financial charges included in expense(b)	11,309
One-third of rental expense(c)	423
Adjusted “earnings”	$26,455

Fixed charges:
Interest and other financial charges included in expense(b)	$11,309
Interest capitalized	19
One-third of rental expense(c)	423
Total fixed charges	$11,751

Ratio of earnings to fixed charges	2.25

Preferred stock dividend requirements	$1,031

Ratio of earnings before provision for income taxes to earnings from continuing operations	1.51

Preferred stock dividend factor on pre-tax basis	1,557
Fixed charges	11,751
Total fixed charges and preferred stock dividend requirements	$13,308

Ratio of earnings to combined fixed charges and preferred stock dividends	1.99

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.